Exhibit 99.1

FLY Leasing Limited J.P. MORGAN AVIATION,TRANSPORTATION AND DEFENSE CONFERENCE NEW YORK March 14, 2012
Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance, and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the Company's Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on March 11, 2011 and in the Company's 6-K for the quarter ending September 30, 2011 filed with the SEC on November 4, 2011. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.

FLY – Investment Highlights

Attractive portfolio

- Fleet of 111 consisting predominantly of modern, fuel-efficient, widely used aircraft
- Diversified portfolio of 53 airline lessees
- Long term leases with stringent terms

Financed with attractive debt

- Secured, non-recourse debt with low margins
- Manageable refinancing requirements

Managed by BBAM – World's third largest aircraft lease manager

- BBAM has 460+ aircraft under management
- Global reach with extensive airline and financial relationships
- Full service platform with over 20 years of experience
- 110+ employees world-wide

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FLY Leasing
FLY - Investment Highlights Significant Growth Since NYSE IPO in September 2007 Increased portfolio from 47 to 111 aircraft (+136%) No new equity raised Commitment to shareholder value enhancements Paid 17 consecutive quarterly dividends since NYSE listing - total of $4.60 Current dividend of 20 cents per share per quarter, 80 cents annually Repurchased ~24% of IPO shares at average of $7.91 per share Purchased $169 million face value of securitization notes at 49% of face value Resold bonds at 82% of face value - Net cash proceeds of $78 million FLY continues to focus on shareholder value enhancements

FLY – 2011 a Landmark Year

Increased fleet to 109 aircraft

- Acquired 52 aircraft for ~$1.4 billion
- All aircraft purchased with FLY's free cash and new or assumed debt

Increased lessee portfolio to 53 airlines

- Added 23 new lessees, including many of the industry's best credits
- Further diversified global footprint of lessees

Sold aircraft for a significant gain

- Proceeds of $139 million
- Pre-tax gain of $9.1 million

Strong returns from investment in BBAM

- Investment of $8.75 million in April 2010 for a 15% interest
- Pre-tax income of $5.4 million in 2011
- Total return of $8.3 million to-date

Returned capital to shareholders

- Repurchased 1.1 million shares
- Paid four quarterly dividends of 20 cents per share, 80 cents in total

FLY Leasing

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FLY – Further Progress in Q1 2012

Extended $600 million secured, non-recourse debt facility

- FLY's second largest facility extended from November 2012 to 2018
- Favorable terms - LIBOR + 330 bps

Resold remaining repurchased securitization notes

- Average price of 82% of face value
- 2012 debt sales generated net cash of $44 million

Acquired two B737-700s on lease to GOL

- Adds a new lessee to FLY's portfolio - leading Brazilian LCC
- Financed with attractive non-recourse bank debt and unrestricted cash

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FLY Leasing
FLY - Attractive Portfolio of Leased Aircraft Modern Fleet - 8.3 Yr Average Age Modern Fleet - 8.3 Yr Average Age A320 Family 49 B737 Next Generation 34 B737 Classic (3) 3 B757 (3) 11 B717 6 Wide Body (4) 6 Total 109 % Narrow body (1) 89% Diversified Lessees - 53 Airlines (1) Long Leases - 3.6 Yr Average Remaining Lease Term (2) (CHART) Footnotes:.Based on percent of the book value of aircraft.Weighted average as of December 31, 2011.Each includes one freighter.One A330-200, one A340-300, two A340-600s, one B747-400 and one B767-300ER.(CHART)
FLY - Strong Credits, Diversified Exposure 53 lessees in 29 countriesAnnualized rentals of $363 million as of December 31, 2011FLY's lessees include the following major airlines:
FLY - Attractive Debt Facilities Facility Balance at Dec 31, 2011 (1) # of Aircraft Effective Interest Rate (2) Final Maturity Securitization $607m 40 4.94% November 2033 (3) Term Loan 1 $426m 16 6.87% January 2013(4) Term Loan 2 $598m 19 3.98% November 2018 Term Loan 3 $493m 20 4.98% 2012 - 2017 (5) Other Aircraft Facilities $222m 14 5.70% 2014 - 2019 (5) Total $2,346m 109 Face amount of debt excluding debt discounts.The effective interest rate includes contractual interest rates as of December 31, 2011 and associated amounts due under interest rate swap contracts. Amortization of debt discounts is excluded.Beginning in August 2012, all excess cash flow will be used to repay principal.Balance is repayable in three quarterly installments beginning in January 2013.Debt maturities match lease maturities.
FLY - Serviced by BBAM BBAM is the world's third largest lease managerBBAM is 85% owned by its management and 15% by FLYFLY's 15% interest has diversified earnings and been very profitable Leading Aircraft Lease Managers (CHART) Source: AirFinance Journal, August 2011. Portfolio value in billions of $

BBAM's Global Platform

Over 460 aircraft under management

- Solely a manager—does not own assets

Originated over 600 aircraft for its clients

Relationships with over 200 airlines

Leader in Sale & Leasebacks

- Ongoing source of aircraft for FLY

Comprehensive Platform

- Origination & remarketing
- Technical services
- Finance, contracts, investor relations
- Legal
- Corporate finance & capital markets

✓FLY benefits from BBAM's experience and global scale

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FLY Leasing

FLY - Track Record of Enhancing Shareholder Value

Equity Repurchases

- Repurchased over eight million shares (~24%) at average of $7.91 per share

Debt Repurchases

- Repurchased $169 million face value of securitization notes
  - *Average price of 49% of face value*
- Sold repurchased securitization notes
  - *Average price of 82% of face value*
- Generated $78m of net cash proceeds
- FLY no longer holds any of its securitization notes

✓Equity and debt transactions have added value to shareholders

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FLY Leasing

FLY - Track Record of Enhancing Shareholder Value

Dividends

- Quarterly dividend of $0.20 per share, $0.80 annually
- 17 consecutive quarterly dividends
- Cumulative dividends of $4.60 per share since IPO in late 2007

Aircraft Sales

- Sold eight aircraft at significant gains to book value
- Total pre-tax gains of $34.0 million

Cash flow

- FLY continues to generate significant unrestricted cash
- Cash used for dividends, shareholder value and growth

✓FLY has capitalized on the aviation & financial cycles

FLY Leasing

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FLY – Strategy for Increasing Shareholder Value

Re-Lease Aircraft

- Airline industry is profitable, with focus on developing economies
- Significant orders for new aircraft
- High fuel cost requires replacement with fuel efficient aircraft

Prudent Aircraft Purchases & Investments

- Pursue further portfolio and one-off deals
- Pursue sale and leasebacks
- Take advantage of opportunistic investments

Focus on Shareholder Value

- Use FLY's free cash prudently
- Monetize aircraft value when the price is right

✓FLY will continue to capitalize on cycles

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FLY Leasing

FLY Leasing Limited